Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

At 9:00 a.m. Eastern time on August 9, 2011, Ecolab Inc. made a live presentation to analysts at the Jefferies Global Industrial and A&D Conference.  Below is a transcript of the presentation:

Presentation Transcript

Welcome to the Jefferies 2011 Global Industrial and A&D Conference. My name is Jeff Schnell of the Jefferies equity research team. It’s my great pleasure to introduce Doug Baker, chairman, president and CEO of Ecolab. Please note that there will be a couple of minutes at the end of the presentation where we’ll open up for Q&A, but there will not be a breakout session following this presentation. Thanks

Douglas M. Baker, Jr.

Good morning. [I’ve got some kind of recording device here in front of me. What is that? All right.] Well, the cautionary statement, I promise not to read, and then there’s also additional information because we’ll certainly be talking about Ecolab and our core business, but we will also be referring to the planned merger with Nalco.

Let me give you a backdrop of Ecolab, how we go to market and what we do. Many of you are probably familiar with the company. We serve three primary industries, and our promise to the customers in these industries is that we will help them have cleaner, safer, healthier operations, outcomes or products as a result of the services that we provide. We go to market with a model that really marries best-in-class technology with best-in-class in-unit service. It’s the combination of these two that allows us to create value for customers. While we’re in the units, we also provide training so people know how to optimally use our technology to get the best results. Our promises, typically, across the industries we serve is that we will help them be more hygienic, to have more operating efficiency, i.e., use less electricity and water, and also be more sustainable, which also is related to the water and energy, but it goes beyond that in terms of influence and what’s happening as a result of the processes. It is this model that enables us to really deliver those benefits to our customers.

What we consider our most important advantage, while we’ve got great technology, is the field sales and service team, because it’s really this team that allows us to get maximum value out of the R&D efforts and the technology that we have and really provide great benefits to our customer. So often with customers, we ask for a trade. We typically price our technology higher, but we’re the lowest in-use cost of the benefits that we also bring to our customers in terms of water conservation, energy conservation, equipment protection, etc. Our go-to-market strategy is circle the customer, circle the globe, so we have continued to enter a number of new market segments and also new service offerings so that we can continue to build our ability to meet our customer needs as they go forward. We combine this with an aggressive culture and aggressive goals, which are highlighted on this screen: 15% EPS growth with 13% over the last five years, which was obviously a challenging economic time; 20% return on beginning equity, which we are exceeding right now; and an investment-grade balance sheet. This combination of aggressive financial goals and a culture where we work very hard to do what we say has enabled us to have a long track record of performance, so we have been able to continue to grow the top line even in challenging economic times and most importantly, translate that into earnings growth also. We’ve had a long history of doing this, and as I mentioned earlier, for the last five years, we’ve had compounded EPS growth of 13%.

Also importantly, we have been a very good company at predicting what was going to happen in terms of our results and what the investment community should expect from us. Here, we have hit our number — this isn’t consensus, it’s our number — 77 out of 78 quarters. The lone exception was the third quarter of 2001 because of, obviously, 9/11, which happened very late in the quarter.

We just announced strong second quarter results. This is important because we really have worked very hard to rekindle organic sales growth, and we really saw a strong progression there. Our back of the envelope financial equation historically has been 6% to 8% organic growth plus additional two or three points from M&A, acquisitions, plus leverage, call it 50 to 75 basis points a year, is how we deliver 15% earnings growth. We’ve talked and had a lot of conversation after the first quarter about how we see progression in terms of reaching the 6% to 8% organic, and said that by end of the year, we believed we’d be at a run rate at the bottom-end of that 6% to 8%; in fact, it has probably progressed faster than that. In the first quarter, our organic sales growth rate was north of 5%, so we’ve accelerated. This really is coming in a market that had not turned much at all. One of the questions we’re being asked is whether we’re seeing dramatic changes in our markets. No. We expected sluggish growth for a number of years; that’s always been our forecast. We did not buy into what I would call a second-half strengthening and GDP growth. I would say we weren’t sure the market was right on that in the early part of the year, and now is seems like the market is reacting to that and obviously a number of other things, including confidence, and now expects sluggish growth at best, and at worst, a downturn. But our strong sales momentum in the second quarter was important — 12% reported, 8% without currency, and north of 5% when you exclude acquisitions.

Europe transformation is continuing to gain traction. We are on schedule, probably a little ahead of schedule versus what we announced in January that were going to do. Our projects are on track, and we talked about the fact that our agreements with all worker councils are done and behind us, which is ahead of when we had scheduled. This is important because it really allows us to get moving on a number of the important transitions that we see taking place that are important to us in getting back to the type of margins that we expect. So the prize is huge in Europe — the thousand margin points, we’re at about 4%, but we expect that business could run at 14%. That’s still south of the U.S. There is a natural delta there, but it’s material because Europe is 30% of our sales. 30% of 1,000 is 300 basis points on a global basis. It’s real for our business, and we’re on track there and starting to see results. Second quarter we had a 130-margin point delta versus the prior year. We also signaled that in the third quarter, we wouldn’t see a delta because there is some lumpiness in base and the other things. We’ll see a very sizable one in the fourth quarter, but all in all, we feel very good about the progressions there. We talked about being at 500-plus basis points at the end year three, and we are well on track to doing that.

Additionally, our growth bets were paying off, if you looked at Q2 and Q1. All acquisitions that we’ve made in the year are ahead of sales and ahead of OI. Healthcare, including acquisitions, was up 27%. Our Water, Energy and Waste business that we’ve been in for a long time was up 40%, but there are one-timers in there, so a more normalized growth rate there is 20%, both of which are attractive numbers. Pets International is up 9%, and in emerging markets, we’re up over 20%. So we’re gaining traction where we thought we would gain traction, which is where we’ve been investing in outsize growth.

We still have great growth opportunities. We’ve shown this chart many times: the green depicts the total opportunity and the blue depicts what we’ve achieved today. This has been an important part of our story for a long period of time. If you go back in time, what Ecolab has done very well is continue to drive our capability and opportunity set, meaning the opportunity we chase and the capabilities we have to meet customer needs. We entered the F&B business in the ‘60’s, which was a big departure for the company. We entered Pest, a service-only business, in the ‘80’s and got a lot of flak for it. We bought Henkel’s AP and LA industrial businesses in the early ‘90’s, which really enabled us for the first time to meet customer needs globally, which was important as we entered this business. We entered water treatment in the early ‘90’s and have been running it for a long period of time. In quick service and retail, we bought out the Europe JV, which was about a 50% increase in our sales when we did it, and then started a much bigger push in healthcare in the early 2000’s.

So this idea of growing opportunity and capability is not new to the company; frankly, it’s fundamental. It’s why we’re here. We have increased the market size that we chase considerably over time, and it’s really been done by entering new markets, but also importantly, doing it in a way that increases our ability to meet existing customer needs.

When we transition and look at macro trends, and we’ve talked about this, these are the trends that we have focused on and that we think are most germane to our business. The population is growing, diets are changing, so it’s going to take 100% more calories to feed the 50% growth in projected population as people shift from cereal to protein. Protein is just less efficient in terms of calorie consumption. Populations continue to age, which we know, particularly in Japan, China, the U.S. and Europe, is going to drive healthcare and also travel on a smaller note. The out-of-home shift in meal preparation is still quite alive and well in the emerging markets.

Energy demand and water shortages, water in particular, we think is going to be a huge issue for our customers. There is all this conversation globally about water shortages. We know it’s going to be meaningful to our customers, particularly those in the agri and food production areas because they’re big water users and they depend on it. We now have customers in this business that cite it as one of the largest risks facing their corporations. So the need to have water capability has long been understood by our company because it is a big issue for our customers and we want to make sure we’re there to take it.

Water and cleaning are interlinked. Often, cleaning is the number one consumer of water in our customer set. Basically, cleaning is a water treatment business. You are treating water in a way that it will clean either textiles or hard surfaces or get antimicrobial off surfaces. It is fundamentally a water business. So everything we do involves water, and increasingly, we are at a nexus or an intersection with our customers where we’re being challenged not only to reduce water, but also to help them deal with the water that’s an aftermath or an output from their processes. In 50% of our customer set today, water is a big issue. In our textile care business, cleaning is obviously the number one water consumer. Our F&B businesses are huge consumers of water; it’s very important to their ability to expand, and there is huge pressure on these customers from a sustainability standpoint.

In our hotels and hospitals also, water services and water needs are very big, and we’ll dimensionalize that in a few minutes. Cleaning and water are obviously very connected. How we kill bugs — wisteria, E. coli, salmonella — and what antimicrobials we use has a big impact on the water treatment because they tend to find their way into the retention ponds where you’re trying to use other bacteria to consume and digest biodegradable elements in the water. The types of products you use to kill E. coli and salmonella are kind of indiscriminant; they kill all bacteria. So how you define and work this is going to have a big impact on our ability long-term.

The merger with Nalco is really contemplated on a strategic basis that it helps us meet what we know are growing and very important needs in our customer base. It also opens up new customers to us long-term, and in total, will allow us to be chasing a $100 billion opportunity. Nalco, as you may or may not know, is the leader in water technology field capabilities around the globe, and has been the leader for a long time. Their Pareto chart, if you look at a competitive set, is merely a mirror image of ours. There’s Nalco, number two is Betts, about half their size, which is owned by J.E., and then, there’s a Pareto chart to infinity of a bunch of smaller, regional players around the world, or parts of larger corporations, much like ours. It’s us; it’s Diversey, about half our size; and then it’s parts of Proctor & Gamble or parts of Rentokil; and then a Pareto chart to infinity of regional small players.

The reason that’s important is that competitive set is very important in a customer-consolidating environment. It gives you advantage if you’re the big guy, because you uniquely can meet the largest players’ needs around the globe, and many other people aren’t equipped to do it. You have outsize advantage in what I’d call a very fragmented competitive set when you’ve got consolidating customer sets, and that’s the situation Nalco has as well. Their strengths are, first, world-class or best-in-class technology for meeting customers’ water needs. Second, feet on the street, where they have a huge outsize advantage and where they run a near-identical model to ours. There are probably four companies in the world who run this on a grand scale — us, Nalco, Betts and Diversey — and we’re the only one of those four who hasn’t been interrupted, if you will, through ownership changes over the years. We’ve been running it in an uninterrupted fashion for 80-plus years, and we have a lot of know-how resident in the company about how to run it, how to maximize it, and how to get great benefit for customers and shareholders, so we believe that we can make a real difference, here.

Nalco is in a number of segments. They are a water company, and their water technology finds where it’s needed most, and that’s what has happened. They have a division that takes care of institutional, light industrial, F&B, and heavy industrial; they have a division focused on paper, which is the smallest of their three segments; and they have a division that focuses on the energy markets.

The energy markets really are large consumers of water technology. Why? When you pull oil out of the grounds, three-quarters of what comes up is water. They have to separate the oil from the water, then they have to treat the water to either put it back in the ocean, if it’s a platform, or pump it back into the ground, and the regulation around this is becoming stricter. Also, where oil companies have to go to find oil is in places where the oil is not as pure, so the water needs are even greater as we project forward because oil companies are digging in areas where oil is harder to get. Gas, ‘frac-ing,’ and all the other new moves are heavy users of water. So they use water, they treat the water, they use water to push the gas out, then they have to deal with the water when it’s back on the surface. There are going to be a lot of regulatory moves around this as well, which is only going to compel then to need more water services, not less.

So this is just a natural outcome. If you’re in the water business and you want to be number one, you’re going to be serving the energy segment’s needs as well. In fact, the number two player, Betts, has about the same profile in terms of percentage of sales coming out of the energy segment. It’s the natural place you end up if you’re a leader in water technology.

In the end, in looking at these two businesses, we really found compelling strategic and financial reasons to put them together. First, it expands our opportunity. It makes Ecolab, after the businesses are combined, a much stronger, faster growth company. We have the opportunity to capitalize on the world’s major trends — food demand and food safety, healthcare demand and safety, energy demand, and shifting economies. By having hygiene capabilities and water capabilities, we are uniquely set to meet the needs of our customers to meet these growing needs. Our portfolio, I would say, will be a higher growth portfolio after the combination than ours is alone. We have an attractive growth portfolio today, but this will make it more compelling, not less. This transaction equips us at Ecolab to better meet our customers’ needs. This is how you survive and thrive. 50% of our base needs these services, and coupling this with our current know-how is going to enable us to uniquely meet these needs and position us in a very special place in terms of capitalizing on the trends that our customers are going to face.

Further, our technology, our model know-how, and other transfer of knowledge that we have will make Nalco stronger. One of their big issues is that they have an impaired balance sheet. They can’t get after M&A transactions, buy bolt-on technology, or bolt-on marketplace because of their balance sheet. We will liberate that, we have, and frankly, they have, a host of ideas that will accelerate their growth and strengthen their technology portfolio that they just can’t get after because of their balance sheet.

The business model, the culture and the technology fit are very closely aligned. There is always integration risk, but it is less when you’re buying a company that you know how to run because it is a similar or identical model, and that is really the case here. We understand the technology; we’ve been in it for a number of years. We understand the model; we’ve been running it for 80 years. Finally, their growth- and service-oriented culture is nearly identical to ours as well.

It will create compelling shareholder value. Year one we have said it would be accretive. We gave a number of $3.00 for next year’s earnings, which is really taking the consensus forecast for our business, which, at the time, was $2.88, and adding the roughly $0.10 accretion we saw, so we were signaling to the market that it is accretive on top of expected Ecolab growth, not in lieu of. So we believe this transaction makes us a better, stronger company.

Further, we will maintain a conservative financial position. The way we structured this deal — 70% stock, 30% cash, and a fixed exchange rate on the stock — gives us great options in the event situations change. A lot of the feedback earlier was, ‘Why didn’t you use more cash?’ Frankly, we believe a strong balance sheet and having options to deal with uncertainty has always proven to be a wise choice. I would say that now we feel it was a wise choice because there are a number of things we can do going forward, that we have ways of moving, that we wouldn’t have had if we had dictated a different financial structure.

Let me give you a more down to earth picture of where value is created, here. We’ve shown these slides in the past. This is a view of a bottling plant. We’ve talked about how our anchor technology gets us in, but always on this slide has been the fact that there are three types of water that this customer deals with. There is water coming in, which must be treated to use as an ingredient; thee is captive water in boilers and coolers; and there is water leaving the facility that either must be treated to run into the sanitary sewer or better yet, reprocessed and reused in the operation.

This is a diagram that depicts what happens in most food and beverage customers. You have the influent, the captive water in the boilers on top and the cooling towers below, and the effluent, the water that is not used in production or as part of the product. We’ve had treatments in the past to get after this. Our (inaudible) monitoring is really around the pre-treatment and around the operation to assist in cleaning the water in place. We’ve also had other things, such as (inaudible) to make the operation run well and equipment at the end to help with effluent.

What Nalco brings is that it allows us to offer a complete array of services, both in hygiene and in water treatment, to these customers, and they are interlinked. Water treatment going in is absolutely critical to food safety; how the water is dealt with inside is absolutely critical to operational efficiency, the second part of our promise; and water treatment going out has got a lot to do with sustainability. So this depicts where Nalco and Ecolab marry, and how you can create unique chemistries and unique monitoring devices to bring best-in-class value to our customers, and they intuitively understand how this works.

If you want to look at what this means to our market sizes or to an average person, you can see that in every one of our markets, it adds material volume potential: in meat, sports, dairy and cheese, and also in acute care hospitals, hospitality hotels and laundry plants. Our customers understand this. They have given us unsolicited views. The largest food and beverage players have reached out to us because they do understand that this is a big issue. The bottom on refers to the fact that they understand that we are very similar companies and think it’s a great fit. In fact, when you line up how we go to market, it is nearly identical: best technology, in-unit service, training, capture date, merchandise at headquarters, that is how we both go.

But while it’s identical, we will learn from each other. We have a more established corporate account model; they have a better industrial product supply. They have technology that we think is going to make us stronger in many of our businesses, and vice-versa, so there are a lot of synergies, here, that go after growth, but also after cost. We’ve talked about the growth synergies being half a billion by year five, and cost synergies that would be fully realized at the end of year two. That’s what these charts depict — growth, which is sales, not OI, and cost synergies, which is OI, along the bottom. By year three, we said we would be fully in place and at a run rate of $150 million.

So at the end of the day, we like this merger for a number of reasons. It makes us a stronger company and gives us a better growth profile. I puts us in a better position to meet customer needs on both sides of the equation. It’s what these things are supposed to do, and financially, it’s very attractive to shareholders, too. We will have a very unique, balanced portfolio at the end, I think a stronger balanced portfolio, which is depicted at the bottom of this chart, and we will also have a better balance from a geographic standpoint, picking up a couple of points of sales in the faster-growth AP and LA regions as a result of this combination.

We see this making us a stronger growth company because of the footprint, because of the segments we’ll be chasing, and because of the unique growth synergies. We also believe we are going to continue to be a very predictable company. 90% of what both of us sell is consumables. It is not a capital company; we sell annuities. It’s a very similar raw materials exposure, 24% of their P&L, 21% for us. Finally, it’s a similar consistent business model. In fact, through the most dynamic period we’ve all been through — 2008, 2009 and 2010 — which is what this chart depicts, these are our two OIs, our seasonality. The EKGs of our business performance is very similar, and so while EPS has been very volatile, the base business has not. We understand this business quite well and it reacts a lot like ours does, which gives us great confidence that we will be able to predict this using the same methodologies we use, which is attention to detail. If there’s just no shortcut, then we will apply that same methodology here.

In summary, we think this is a great growth story. It enhances our EPS growth prospects, it’s a very strong fit and manageable integration risk. We expect to have continued predictability going through this because we understand this model, and we believe we can quickly get a grasp on how this goes because we understand the rhythm, and we think we have a very smart deal structure going through.

I think I’m out of time, so I appreciate it, and for those (inaudible) we’ll answer questions there.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,”  “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast”  (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Ecolab and Nalco that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION

STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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